SUPPLEMENT
                                       TO
                            PEASE OIL AND GAS COMPANY
                                   PROSPECTUS
                                      DATED
                                 AUGUST 22, 1997

     On December 1, 1998 Pease Oil and Gas Company completed a reverse stock split. As a result of the reverse stock split, the total number of authorized shares of common stock which we may issue was reduced from 40,000,000 shares to 4,000,000 shares. Correspondingly, each 10 shares of outstanding common stock were automatically reduced to one share. Following the reverse stock split there were approximately 1,600,705 shares of common stock outstanding.

     As a result of the reverse stock split, this Prospectus now relates to resale of up to 1,389,075 shares by the persons who own the shares or who may acquire them from the Company. Of the shares registered for resale, 695,557 shares are issued and outstanding, 556,685 shares would be issued upon exercise of outstanding warrants and 136,833 shares would be issuable upon conversion of outstanding convertible debentures.

     All information included in our Prospectus dated August 22, 1997 is hereby modified as necessary to reflect the reverse stock split described above.




















                 The date of this Prospectus is December 1, 1998